WINSANTOR, INC.

Unaudited Financial Statements For The Years Ended December 31, 2024 and 2023

March 26, 2025

WINSANTOR, INC.
UNAUDITED FINANCIAL STATEMENTS
TABLE OF CONTENTS

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CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

WINSANTOR, INC.
CONSOLIDATED BALANCE SHEET
DECEMBER 31, 2024 & 2023

	2024	2023
ASSETS		
Current Assets		
Cash and Cash Equivalents	18,528	49,679
Prepaid Expenses	-	14,808
Other Receivables	11,188	3,609
Total Current Assets	29,716	68,096
Non-Current Assets		
Computer Equipment, net of Accumulated Depreciation	647	4,172
Loan Receivable	219,472	107,390
Other Non-Current Assets	-	3,611
Total Non-Current Assets	220,119	7,682
TOTAL ASSETS	249,835	183,269
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	3,752,105	3,303,604
Credit Card Payable		
Interest Payable	679,597	443,303
Early Exercise Liability – ST	15,366	46,125
Other Accrued Liabilities	731,845	1,016,042
Short-Term Loans	624,300	610,000
Simple Agreement for Future Equity (SAFE)	2,514,651	2,091,151
Convertible Notes	2,170,855	2,170,855
Total Current Liabilities	6,736,614	9,681,079
Long-Term Liabilities		
Early Exercise Liability – LT	-	15,371
Total Long-Term Liabilities	-	15,371
TOTAL LIABILITIES	10,488,719	9,696,450
EQUITY		
Common Stock	1,620	1,612
Preferred Stock	101	101
Additional Paid in Capital	3,109,180	2,793,095
Treasury Stock	(477,000)	(477,000)
Accumulated Other Comprehensive Income	(6,844)	57,681
Accumulated Deficit	(12,865,941)	(11,888,670)
Total Equity	(10,238,884)	(9,513,181)
TOTAL LIABILITIES AND EQUITY	249,835	183,269

WINSANTOR, INC.
CONSOLIDATED INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2024 & 2023

	2024	2023
Net Revenue	-	5,620,138
Operating Expense		
Research and Development	144,748	6,220,564
General and Administrative	632,851	2,190,217
Total Operating Expenses	777,599	8,410,781
Net Income (loss)	(777,599)	(2,790,643)
Other Income		
Interest Income	4,000	7,452
Other Income	29,066	24,205
Total Other Income	33,066	31,657
Other Expense		
Interest Expense	(298,494)	(232,297)
Other Expense	-	(50,000)
Total Other Expense	(298,494)	(282,297)
Earnings Before Income Taxes	(1,043,027)	(3,041,283)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(1,043,027)	(3,041,283)
Foreign Currency Gain/(Loss)	97,897	(6,360)
Comprehensive Income	(945,130)	(3,047,643)

WINSANTOR, INC.
CONSOLIDATED STATEMENT OF STOCKHOLDER'S EQUITY (DEFICIT)
FOR THE YEARS ENDED DECEMBER 31, 2024 & 2023

	Common Shares		Preferred Shares		APIC	Treasury Stock	Other Comprehensive Income	Accumulated Deficit	Total Stockholder Equity
	# of shares	$ Amount	# of shares	$ Amount					
Beginning Balance at 01/01/2023	16,041,134	1,604	1,013,465	101	2,429,763	(477,000)	67,762	(8,849,453)	(6,827,223)
Sales of Stock	76,875	8			46,117				46,125
Share-Based Compensation					317,215				317,215
Cumulative Translation Adjustment							(10,081)		(10,082)
Net Loss								(3,039,217)	(3,039,217)
Ending Balance 12/31/2023	16,118,009	1,612	1,013,465	101	2,793,095	(477,000)	57,681	(11,888,670)	(9,513,181)
Sales of Stock	76,875	8			46,123				46,130
Share-Based Compensation					269,963				269,963
Cumulative Translation Adjustment							(64,525)		(64,525)
Net Loss								(977,271)	(977,271)
Ending Balance 12/31/2024	16,194,884	1,620	1,013,465	101	3,109,180	(477,000)	(6,844)	(12,865,941)	(10,238,884)

WINSANTOR, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2024 & 2023

	2024	2023
OPERATING ACTIVITIES		
Net Income (Loss)	(1,043,027)	(3,041,283)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Other Receivables	(2,768)	340,815
Prepaid Expenses	14,809	(12,080)
Depreciation	3,525	4,491
Accounts Payable	464,877	1,202,180
Other Accrued Liabilities	(346,362)	(229,167)
Interest Payable	236,294	79,534
Stock Compensation Expense	269,963	317,215
Other	-	1,519
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	640,338	1,701,469
Net Cash provided by (used in) Operating Activities	(402,689)	(1,339,814)
INVESTING ACTIVITIES		
Loan to Shareholder	(112,083)	(7,389)
Purchases of Computer Equipment	-	-
Net Cash provided by (used by) Investing Activities	(112,083)	(7,389)
FINANCING ACTIVITIES		
Proceeds from SAFE Agreement	423,500	398,502
Proceeds from Short-Term Loans	14,300	(140,000)
Proceeds from Early Exercise of Employee Stock Options	8	8
Proceeds from Convertible Notes	-	520,000
Proceeds from Employee Stock Option Purchases	46,122	46,117
Purchase of Treasury Stock	-	-
Net Cash provided by (used in) Financing Activities	483,930	824,627
Cash at the beginning of Period	50,100	573,756
Net Cash increase (decrease) for Period	(30,842)	(522,576)
Effect of Exchange Rate on Cash	(730)	(1,501)
Cash at end of the Period	18,528	49,679

WINSANTOR, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

NOTE 1 - ORGANIZATION AND NATURE OF ACTIVITIES

Winsantor, Inc. ("the Company") is a lean San Diego clinical-stage company focused on the accelerated development of first-in-class therapies to prevent and reverse peripheral neuropathy.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31.

Going Concern and Management's Plan - The Company's financial statements are prepared using U.S. GAAP and are subject to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company faces certain risks and uncertainties. Our long-term success depends on the successful development of our lead drug. Product development is very expensive and involves a high degree of uncertainty and risk, including obtaining regulatory approval from the FDA and/or foreign regulatory agencies.

Basis of Consolidation – Foreign Operations

The financials of the Company include its wholly-owned subsidiary, Winsantor AUS Ltd Pty, an entity operating out of Australia. All significant intercompany transactions are eliminated. Operations outside the United States are subject to risks inherent in operating under different legal systems and various political and economic environments. Among the risks are changes in existing tax laws, possible limitations on foreign investment and income repatriation, government price or foreign exchange controls, and restrictions on currency exchange. The Company does not engage in hedging activities to mitigate its exposure to fluctuations in foreign currency exchange rates. During 2024 and 2023, the Company reported losses of $2,561 and $5,789, respectively, in earnings/(losses) from foreign subsidiaries. Dividends received from foreign subsidiaries amounted to $0 for both 2024 and 2023, respectively.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "Fair Value Measurements and Disclosures" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company's primary performance obligation is to satisfy all requirements as agreed upon in their grant and licensing agreements. Revenue is recognized in the period in which the grant and licensing expenditures occur. The Company receives funds after expenses are reported. The license partners make their payments after the milestones are completed.

	Government Grant Revenue	License Revenue	Other	Total
2024	-	-	-	-
2023	$620,113	$5,000,000	$1,278	$5,621,391

Concentration of Revenue

The Company generated 100% of its total revenue in 2023 from two different customers.

Other Income

The Company had other income of $33,066 in 2024 from interest income of $4,000, rental income of $2,400 and $26,666 from a fundraiser to help pay for an expanded access program. Other income of $31,657 in 2023 is from interest income of $7,452 and rental income of $24,205.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets. The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2024.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/24
Computer Equipment	5	13,474	(12,827)	-	647
Grand Total	-	13,474	(12,827)	-	647

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Accrued Expenses

The Company had accrued expenses of $731,845 as of December 31st, 2024, primarily consisting of accrued licensing and broker fees.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates.

	Total Options	Weighted Average Exercise Price
Total options outstanding, January 1, 2023	2,733,366	$0.839
Granted	115,000	$0.839
Exercised	(76,875)	$0.839
Expired/cancelled	-	-
Total options outstanding, December 31, 2023	2,771,491	$0.839
Granted	-	-
Exercised	(76,875)	$0.839
Expired/cancelled	-	-
Total options outstanding, December 31, 2024	2,694,616	$0.839
Options exercisable, December, 31 2024	2,535,553	$0.839

For the years ended December 31st, 2024 and 2023, the Company recorded stock-based compensation expenses of $269,963 and $317,215, respectively.

Warrants - The Company accounts for stock warrants as either equity instruments, derivative liabilities, or liabilities in accordance with ASC 480, Distinguishing Liabilities from Equity (ASC 480), depending on the specific terms of the warrant agreement. The Warrants below do not have cash settlement provisions or down round protection; therefore, the Company classifies them as equity. Management considers the equity-based compensation expense for 2021 and 2022 to be negligible.

The following table summarizes information with respect to outstanding warrants to purchase common stock of the Company, all of which were exercisable, at December 31, 2024:

Exercise Price	Number Outstanding	Expiration Date
$5.20	38,462	10/12/25
$40.00	433	11/26/28

A summary of the warrant activity for the years ended December 31, 2023 and 2024 is as follows:

	Shares	Weighted Average Exercise Price
Total warrants outstanding, January 1, 2023	38,462	$7.97
Granted	433	$7.97
Exercised	-	-
Expired/cancelled	-	-
Total warrants outstanding, December 31, 2023	38,895	$7.97
Granted	-	-
Exercised	-	0
Expired/cancelled	-	-
Total warrants outstanding, December 31, 2024	38,895	$7.97
Vested and expected to vest at December 31, 2024	38,895	$7.97
Exercisable, December, 31 2024	38,895	$7.97

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States and California. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. The Company is no longer subject to U.S. federal, state and local, tax examinations by tax authorities for years before 2021.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

In 2023, the Company loaned a related-party $100,000. This amount accrues interest at 4% and had a maturity date in 2027.

In 2023, the Company received a loan of $200,000 from a related-party with a 12% interest rate.

The Company entered into a SAFE agreement with a related party totaling $5,000. The SAFE agreement has no maturity date and bears no interest. The agreement provides for the right of the investor to future equity in the Company during a qualified financing or change of control event at a 25% discount. The agreement is subject to a valuation cap. The valuation cap of the agreement entered into was $60M.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Notes Payable and Future Equity Obligations:

The Company entered into numerous SAFE agreements with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at discounts between 20%-25%. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $60M – 500M.

The Company has entered into several convertible note agreements totaling $2,170,855 for the purposes of funding operations. The interest on the notes were between 6-11%. The amounts are to be repaid at the demand of the holder prior to conversion with maturities 2026. The notes are convertible into shares of the Company's preferred stock at discounts between 20%-50%. during a change of control or qualified financing event. The Company had accrued interest of $579,851 in relation to the convertible notes as of December 31st, 2024.

In 2022, The Company entered into a promissory noting totaling $250,000. The loan accrues interest at 12% and is due on demand. The Company had accrued interest of $60,247 in relation to the notes as of December 31st, 2024.

In 2023, The Company entered into a promissory noting totaling $200,000. The loan accrues interest at 12% and is due on demand. The Company has repaid $100,000 of the loan. The Company had accrued interest of $20,351 in relation to the notes as of December 31st, 2024.

In 2023, The Company entered into a promissory noting totaling $274,300. The loan accrues interest at 11% and is due in 2025. The Company had accrued interest of $20,573 in relation to the notes as of December 31st, 2024.

NOTE 6 – EQUITY

The Company is authorized to issue 30,000,000 common shares at a par value of $0.0001 per share. There were 16,308,349 common shares issued and outstanding as of December 31st, 2024.

The Company had 25,616 additional common shares granted that have not yet vested and excluded from the total common shares issued and outstanding that is listed above.

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

The Company is authorized to issue 1,425,000 preferred shares at a par value of $0.0001 per share. There were 1,013,465 preferred shares issued and outstanding as of December 31st, 2024.

Voting: Preferred shareholders have 1 vote for every common share they could own if converted.

Dividends: The holders of the Series preferred stock are entitled to receive dividends when and if declared by the Board of Directors. Dividends on preferred stock are in preference to and prior to any payment of any dividend on common stock and are not cumulative. As of December 31st, 2024, no dividends had been declared.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through March 26, 2025, the date these financial statements were available to be issued.

In January of 2025, an amendment to a note payable was agreed upon with the holder. This amendment transfers $225,000 of the note payable now into a convertible note that will convert into common shares at a price of $20 per share, or 11,250 shares. The borrower will also receive 2,500 warrants at an exercise price of $20 per share.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses, incurred negative working capital and cash flows from operations, and may continue to generate losses. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to

continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.